Exhibit 2.3

AMENDMENT NO.1  TO STOCK PURCHASE AGREEMENT

This Amendment No. 1 to the Stock Purchase Agreement (the “Amendment”) is entered into as of May 20, 2011 to that certain Stock Purchase Agreement dated November 8, 2010, by and among Midwest Holding Inc., a Nebraska corporation (“Midwest”), American Life & Security Corp., a Nebraska corporation wholly owned by Midwest (“American Life”), Old Reliance Insurance Company, an Arizona-domiciled stock life insurance company (“Old Reliance”), and David G. Elmore, an individual (“Elmore”).

WITNESSETH:

WHEREAS, The parties have entered into the Agreement; and

WHEREAS, as part of the transactions contemplated by the Agreement, Midwest desires to receive, and as a condition of the closing contemplated hereby, will receive all regulatory approvals to merge American Life into Old Reliance and upon such merger American Life will cease to exist, and its wholly-owned subsidiary, Capital Reserve Life Insurance Company (“Capital Reserve”) will continue to be a wholly-owned subsidiary owned by the surviving company in said merger;

NOW, THEREFORE, this Amendment is agreed among the parties as follows:

!.                 Paragraph 3 of the recitals of the Agreement is amended in its entirety to read:

“WHEREAS, as part of the transactions contemplated by this Agreement, Midwest desires to receive, and as condition of the closing contemplated hereby, will receive all regulatory approvals to merge American Life into Old Reliance;”.

2.               Paragraph 4 of the recitals of the Agreement is amended in its entirety to read:

“WHEREAS, simultaneously with the Closing of the transactions contemplated hereby, Midwest will merge American Life into Old Reliance; and”.

3.               Section 2.13 of the Agreement is amended in its entirety to read:

“There are no outstanding options, warrants or other rights to purchase or subscribe to, or securities convertible into or exchangeable for any shares of the capital stock of Midwest or American Life.  The aggregate number of shares, which American Life is authorized to issue, is one million five hundred thousand (1,500,000)  shares of common stock, one dollar ($1.00) par value per share, of which one million five hundred thousand (1,500,000) shares are issued and outstanding, fully paid, non-assessable. All issued and outstanding shares of American Life are owned of record and held by Midwest and are not subject to any security interests, liens, charges, encumbrances, restrictions or rights of any third parties of any kind or nature. There are no outstanding options, warrants or other rights to purchase or subscribe to, or securities convertible into or exchangeable for any shares of capital stock of American Life.  American Life owns

100% of the issued and outstanding capital stock of Capital Reserve, a life insurance company duly organized, validly existing and in good standing under the Jaws of the State of Missouri.  Capital Reserve has the corporate power and authority to own or lease its properties and to carry on its business as it is now being conducted.  Capital Reserve is duly qualified and licensed to do business as an insurance company in each jurisdiction which requires such licensing.”

4.               Section 6.1(a) of the Agreement is amended in its entirety to read:

“(a)                            The parties shall have obtained all necessary approvals or consents for the transactions contemplated by this Agreement from each of the Regulatory Authorities and any other applicable governmental authority, including approval to merge American Life into Old Reliance pursuant to a merger agreement prepared by Midwest (collectively, the “Applicable Regulatory Authorities”) and file such documents as necessary to effectuate the merger with the Arizona corporation commission;”.

5.               Section 6.2(a) of the Agreement is amended in its entirety to read:

“(a)                            The parties shall have obtained all necessary approvals or consents for the transactions contemplated by this Agreement from the Applicable Regulatory Authorities, including the approval of the Surplus Debenture, and shall have obtained approval of the merger of American Life into Old Reliance;”.

6.               Section 7.1(b) of the Agreement is an1ended in its entirety to read:

“7.1                           Anything contained in this, Agreement to the contrary notwithstanding, the Agreement may be terminated and abandoned at any time prior to the Closing Date:

(b)                                 By Midwest or Elmore if the Closing has not occurred on or prior to June 30, 2011; provided that the non-occurrence of the Closing was not caused by any breach of this Agreement by the party seeking termination, it being understood that the parties waive any rights to terminate the Agreement through the date of Amendment No. 1 to the Agreement.”

7.                                       The remainder of the Agreement remains in full force and effect.

IN WITNESS WHEREOF, this Amendment has been duly executed and delivered as of the date first set forth above by the duly authorized officers of Midwest and American Life, and by Elmore.

MIDWEST HOLDING INC.		DAVID G. ELMORE

By:	/S/ Mark Oliver	By:	/S/ David G. Elmore

	Mark A. Oliver, Treasurer		David G. Elmore

AMERICAN LIFE & SECURITY CORP.

By:	/S/ Mark Oliver

Mark A. Oliver, Chief Executive Officer

OLD RELIANCE INSURANCE COMPANY

By:	/S/ David G. Elmore

Name:	David G. Elmore

Title:	President